SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2004

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: April 30, 2004.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
AT AND AS OF MARCH 31, 2004 AND 2003
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

REF		1st QUARTER 2004		1st QUARTER 2003
S	CONCEPTS	Amount	%	Amount	%
1	TOTAL ASSETS	28,522,050	100%	17,595,078	100%
2	CURRENT ASSETS	21,543,409	76%	10,933,272	62%
3	CASH AND SHORT-TERM INVESTMENTS	12,090,321	42%	4,114,286	23%
4	ACCOUNTS RECEIVABLE (NET)	5,695,045	20%	3,677,611	21%
5	OTHER ACCOUNTS RECEIVABLE	976,223	3%	438,804	2%
6	INVENTORIES	2,781,820	10%	2,702,571	15%
7	OTHER CURRENT ASSETS		0%		0%
8	LONG-TERM ASSETS	1,025,434	4%	1,079,027	6%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,025,434	4%	1,079,027	6%
11	OTHER
12	PROPERT, PLANT AND EQUIPMENT	4,059,074	14%	3,569,888	20%
13	PROPERTIES	3,068,738	11%	3,325,796	19%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	371,655	1%	315,226	2%
15	OTHER EQUIPMENT	4,358,689	15%	3,271,728	19%
16	ACCUMULATED DEPRECIATION	(3,740,008)	-13%	(3,342,862)	-19%
17	CONSTRUCTION IN PROGRESS		0%
18	DEFERRED ASSETS (NET)	1,358,079	5%	1,384,855	8%
19	OTHER ASSETS	536,054	2%	628,036	4%
20	TOTAL LIABILITIES	21,870,274	100%	12,184,479	100%
21	CURRENT LIABILITIES	18,014,582	82%	7,771,268	64%
22	SUPPLIERS	2,810,825	13%	2,224,613	18%
23	BANK DEBT	4,344	0%	747,918	6%
24	STOCK MARKET LOANS	4,083,284	19%	—	0%
25	PAYABLE TAXES	62,881	0%	48,079	0%
26	OTHER CURRENT LIABILITIES	11,053,248	51%	4,750,658	39%
27	LONG-TERM LIABILITIES	2,611,939	12%	3,105,614	25%
28	BANK DEBT	1,061
29	STOCK MARKET LOANS	2,600,000	12%	3,089,920	25%
30	OTHER DEBT	10,878	0%	15,694	0%
31	DEFERRED CREDITS	1,169,721	5%	1,227,970	10%
32	OTHER LIABILITIES	74,032	0%	79,627	1%
33	CONSOLIDATED STOCKHOLDERS’ EQUITY	6,651,776	100%	5,410,599	100%
34	MINORITY STOCKHOLDERS	66,237	1%	66,814	1%
35	MAJORITY STOCKHOLDERS	6,585,539	99%	5,343,785	99%
36	CONTRIBUTED CAPITAL	2,033,958	31%	1,812,013	33%
38	CAPITAL STOCK (NOMINAL)	548,871	8%	547,649	10%
38	CAPITAL STOCK (RESTATEMENT)	143,316	2%	144,400	3%
39	PAID-IN CAPITAL	1,341,771	20%	1,119,964	21%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	4,551,581	68%	3,531,772	65%
42	RETAINED EARNINGS AND CAPITAL RESERVES	8,103,082	122%	7,090,609	131%
43	RESERVE FOR REPURCHASE OF SHARES	512,552	8%	450,432	8%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,475,306)	-67%	(3,941,436)	-73%
45	NET INCOME FOR THE PERIOD	411,253	6%	(67,833)	-1%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

REF		1st QUARTER 2004		1st QUARTER 2003
S	CONCEPTS	Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	12,090,321	100%	4,114,286	100%
46	CASH	1,316,824	11%	769,521	19%
47	SHORT-TERM INVESTMENTS	10,773,497	89%	3,344,765	81%
18	DEFERRED ASSETS (NET)	1,358,079	100%	1,384,855	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	1,358,079	100%	1,384,855	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%
21	CURRENT LIABILITIES	18,014,582	100%	7,771,268	100%
52	DENOMINATED IN FOREING CURRENCY	3,324,707	18%	453,987	6%
53	DENOMINATED IN MEXICAN PESOS	14,689,875	82%	7,317,281	94%
24	STOCK MARKET LOANS	4,083,284	100%	—	100%
54	COMMERCIAL PAPER	1,011,534	0%		0%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT	3,071,750	0%		0%
26	OTHER CURRENT LIABILITIES	11,053,248	100%	4,750,658	100%
57	INTEREST BEARING CURRENT LIABILITIES	10,784,121	98%	4,464,263	94%
58	NON-INTEREST BEARING CURRENT LIABILITIES	269,127	2%	286,395	6%
27	LONG-TERM LIABILITIES	2,611,939	100%	3,105,614	100%
59	DENOMINATED IN FOREING CURRENCY	10,878	0%	3,105,614	100%
60	DENOMINATED IN MEXICAN PESOS	2,601,061	100%		0%
29	STOCK MARKET LOANS	2,600,000	100%	3,089,920	100%
61	BONDS	2,600,000	100%	3,089,920	100%
62	MEDIUM-TERM NOTES		0%		0%
30	OTHER DEBT	10,878	100%	15,694	100%
63	INTEREST BEARING CURRENT LIABILITIES	10,878	100%	15,694	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES		0%		0%
31	DEFERRED CREDITS	1,169,721	100%	1,227,970	100%
65	NEGATIVE GOODWILL		0%	4,462	0%
66	DEFERRED TAXES	803,303	69%	759,363	62%
67	OTHER	366,418	31%	464,145	38%
32	OTHER LIABILITIES	74,032	100%	79,627	100%
68	RESERVES	64,877	88%	60,443	76%
69	OTHER	9,155	12%	19,184	24%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,475,306)	100%	(3,941,436)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,475,306)	100%	(3,941,436)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

REF		1st QUARTER 2004	1st QUARTER 2003
S	CONCEPTS	Amount	Amount
72	WORKING CAPITAL	3,528,827	3,162,004
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	64,877	60,443
74	EXECUTIVES (*)	124	95
75	EMPLOYEES (*)	22,990	19,033
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	238,142,720	237,612,318
78	REPURCHASED SHARES (*)	6,977,740	7,448,242

(*) THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO MARCH 31, 2004 AND 2003
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

REF		1st QUARTER 2004		1st QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	5,403,644	100%	4,743,229	100%
2	COST OF GOODS SOLD	3,084,833	57%	2,739,225	58%
3	GROSS PROFIT	2,318,811	43%	2,004,004	42%
4	OPERATING EXPENSES	1,737,448	32%	1,551,705	33%
5	OPERATING INCOME	581,363	11%	452,299	10%
6	COMPREHENSIVE FINANCING RESULT	85,962	2%	377,978	8%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	495,401	9%	74,321	2%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	495,401	9%	74,321	2%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	84,816	2%	77,802	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	410,585	8%	(3,481)	0%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	302	0%	(63,466)	-1%
13	INCOME FROM CONTINUING OPERATIONS	410,887	8%	(66,947)	-1%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	410,887	8%	(66,947)	-1%
16	EXTRAORDINARY ITEMS - NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	410,887	8%	(66,947)	-1%
19	INCOME OF MINORITY STOCKHOLDERS	(366)	0%	886	0%
20	INCOME OF MAJORITY STOCKHOLDERS	411,253	8%	(67,833)	-1%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

REF		1st QUARTER 2004		1st QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	5,403,644	100%	4,743,229	100%
21	DOMESTIC	5,015,004	93%	4,442,302	94%
22	FOREIGN	388,640	7%	300,927	6%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	34,793	1%	26,782	1%
6	COMPREHENSIVE FINANCING RESULT	85,962	100%	377,978	100%
24	INTEREST EXPENSE	150,232	175%	245,228	65%
25	EXCHANGE LOSS	—	0%	178,592	47%
26	INTEREST INCOME	(27,730)	-32%	(18,155)	-5%
27	EXCHANGE GAIN	(20,151)	-23%		0%
28	GAIN ON NET MONETARY POSITION	(16,389)	-19%	(27,687)	-7%
8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) - NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY	84,816	100%	77,802	100%
	PROFIT SHARING
32	INCOME TAX	101,646	120%	18,000	23%
33	DEFERRED INCOME TAX	(16,830)	-20%	59,802	77%
34	EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

REF		1st QUARTER 2004	1st QUARTER 2003
R	CONCEPTS	Amount	Amount
36	TOTAL SALES	5,403,644	4,743,228
37	NET INCOME FOR THE PERIOD (**)	308,018	52,941
38	NET SALES (**)	21,578,313	18,057,516
39	OPERATING INCOME (**)	2,616,267	2,273,944
40	INCOME OF MAJORITY STOCKHOLDERS (**)	1,639,389	(270,468)
41	CONSOLIDATED NET INCOME (**)	1,640,929	(281,709)

(***) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO MARCH 31, 2004 AND 2003
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

REF		1st QUARTER 2004		1st QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	5,403,644	100%	4,743,229	100%
2	COST OF GOODS SOLD	3,084,833	57%	2,739,225	58%
3	GROSS PROFIT	2,318,811	43%	2,004,004	42%
4	OPERATING EXPENSES	1,737,448	32%	1,551,705	33%
5	OPERATING INCOME	581,363	11%	452,299	10%
6	COMPREHENSIVE FINANCING RESULT	85,962	2%	377,978	8%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	495,401	9%	74,321	2%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	495,401	9%	74,321	2%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	84,816	2%	77,802	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	410,585	8%	(3,481)	0%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	302	0%	(63,466)	-1%
13	INCOME FROM CONTINUING OPERATIONS	410,887	8%	(66,947)	-1%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	410,887	8%	(66,947)	-1%
16	EXTRAORDINARY ITEMS - NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	410,887	8%	(66,947)	-1%
19	INCOME OF MINORITY STOCKHOLDERS	(366)	0%	886	0%
20	INCOME OF MAJORITY STOCKHOLDERS	411,253	8%	(67,833)	-1%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	1	Year:	2004
GRUPO ELEKTRA, S.A. DE C.V.

QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

REF		1st QUARTER 2004		1st QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	5,403,644	100%	4,743,229	100%
21	DOMESTIC	5,015,004	93%	4,442,302	94%
22	FOREIGN	388,640	7%	300,927	6%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	34,793	1%	26,782	1%
6	COMPREHENSIVE FINANCING RESULT	85,962	100%	377,978	100%
24	INTEREST EXPENSE	150,232	175%	245,228	65%
25	EXCHANGE LOSS		0%	178,592	47%
26	INTEREST INCOME	(27,730)	-32%	(18,155)	-5%
27	EXCHANGE GAIN	(20,151)	-23%		0%
28	GAIN ON NET MONETARY POSITION	(16,389)	-19%	(27,687)	-7%
8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) - NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY	84,816	100%	77,802	100%
	PROFIT SHARING
32	INCOME TAX	101,646	120%	18,000	23%
33	DEFERRED INCOME TAX	(16,830)	-20%	59,802	77%
34	EMPLOYESS’ STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO MARCH 31, 2004 AND 2003
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

		1st QUARTER 2004	1st QUARTER 2003
REF
C	CONCEPTS	Amount	Amount
1	CONSOLIDATED NET INCOME	410,887	(66,947)
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	430,594	566,557
3	CASH FLOW FROM NET INCOME OF THE YEAR	841,481	499,610
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	1,387,807	2,125,082
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	2,229,288	2,624,692
6	CASH FLOW FROM EXTERNAL FINANCING	2,922,811	(1,901,678)
7	CASH FLOW FROM INTERNAL FINANCING	196	221
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	2,923,007	(1,901,457)
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(349,821)	(433,605)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,802,474	289,630
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,287,847	3,824,656
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	12,090,321	4,114,286

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO MARCH 31, 2004 AND 2003
(Thousands of Mexican Pesos of March 31, 2004 purchasing power)

		1st QUARTER 2004	1st QUARTER 2003
REF
C	CONCEPTS	Amount	Amount
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	430,594	566,557
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	240,002	291,168
14	INCREASE (DECREASE) IN IN PENSION FUND AND SENIORITY PREMIUM RESERVE	1,607	916
15	EXCHANGE (GAIN) LOSSES
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES
17	OTHER ITEMS	252,831	135,449
17	OTHER ITEMS THAT DOESN ’T HAVE TO DO WITH EBITDA	(63,846)	139,024
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	1,387,807	2,125,082
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(417,084)	(733,316)
19	(INCREASE) DECREASE IN INVENTORIES	359,523	332,001
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	488,577	212,699
21	INCREASE (DECREASE) IN SUPPLIERS	(336,882)	(723,784)
22	INCREASE (DECREASE) IN OTHER LIABILITIES	1,293,673	3,037,482
6	CASH FLOW FROM EXTERNAL FINANCING	2,922,811	(1,901,678)
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	3,347,763	(1,061,293)
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	(538,094)	(820,873)
25	DIVIDENDS RECEIVED
26	OTHER FINANCING	199,023
27	( - ) BANK DEBT AMORTIZATION
28	( - ) STOCK MARKET LOANS AMORTIZATION
29	( - ) OTHER FINANCING	(85,881)	(19,512)
7	CASH FLOW FROM INTERNAL FINANCING	196	221
30	INCREASE (DECREASE) IN CAPITAL STOCK	27	221
31	PAID DIVIDENDS
32	PAID-IN CAPITAL	169
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(349,821)	(433,605)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(99,717)	(425,944)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(250,104)	(7,661)
36	INCREASE IN CONSTRUCTION IN PROGRESS
37	SALE OF PERMANENT INVESTMENTS
38	SALE OF FIXED ASSETS
39	OTHER ITEMS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF
P	CONCEPTS	1st QUARTER 2004		1st QUARTER 2003
	YIELD
1	NET INCOME TO NET SALES	7.60%		(1.41)%
2	NET INCOME TO STOCKHOLDERS ’EQUITY (**)	24.89%		(5.06)%
3	NET INCOME TO TOTAL ASSETS (**)	5.75%		(1.60)%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME		%		%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	3.99%		(41.36)%
	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.76	times	1.03	times
7	NET SALES TO FIXED ASSETS (**)	5.32	times	5.06	times
8	INVENTORY TURNAROUND (**)	3.99	times	3.52	times
9	RECEIVABLES TURNAROUND	82	days	61	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	5.40%		13.85%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	76.68%		69.25%
12	TOTAL LIABILITIES TO STOCKHOLDERS ’EQUITY	3.29	times	2.25	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	15.25%		29.21%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	64.35%		86.99%
15	OPERATING INCOME TO INTEREST EXPENSE	3.87	times	1.84	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.99	times	1.48	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.20	times	1.41	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.04	times	1.06	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.99	times	0.90	times
20	CASH TO CURRENT LIABILITIES	67.11%		52.94%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	15.57%		10.53%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	25.68%		44.80%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	14.84	times	10.70	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	99.99%		100.01%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	0.01%		(0.01)%
26	ACQUISITION OF PROPERTY, PLANTA AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	71.49%		1.77%

(**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF
D	CONCEPTS	1st QUARTER 2004		1st QUARTER 2003
1	BASIC EARNINGS PER COMMON SHARE (**)	6.87		(1.19)
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNNGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	6.87		(2.47)
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	—		1.16
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	—		0.12
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	27.65		22.49
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	—		—
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	2.67	times	0.98	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	10.75	times	(18.61)	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

(**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Grupo Elektra Announces EBITDA of Ps. 827 Million in 1Q04, Up 10% YoY, and Record for a 1Q

— Revenues of Ps. 5.4 Billion for 1Q04, up 14% YoY

— Net Profit of Ps. 411 Million for the Quarter, From a Net Loss Reported in 1Q03 —

— Banco Azteca ’s Customer Deposits Increased 29% QoQ to Ps. 10.7 Billion and the Credit Portfolio Grew 10% QoQ to Ps. 5.9 Billion —

— Redemption of the Company’s US$275 Million Senior Notes, Four Years in Advance —

Highlights:

Grupo Elektra’s 1Q04 EBITDA reached Ps. 826.5 million, a 10% YoY increase from Ps. 754.8 million in 1Q03, and record for a 1Q. Gross Profit for the quarter grew 16% YoY from Ps. 2.0 billion in 1Q03 to Ps. 2.3 billion.

Revenues increased 14% YoY from Ps. 4.7 billion in 1Q03 to Ps. 5.4 billion in 1Q04. This good performance was a result of the positive sales growth trend at its three store formats, Elektra, Salinas y Rocha and Bodega de Remates; and from the continued success of Banco Azteca ’s operations.

Net profit reached Ps. 411.3 million, compared to the Ps. 67.8 million net loss reported on 1Q03. This outcome was partially influenced by the positive result of its investment in CASA and the decrease in the comprehensive cost of financing.

1Q04 merchandise sales rose 10% YoY to Ps. 3.8 billion from Ps. 3.4 billion in 1Q03. This result reflects the positive impact of the on-going marketing strategies, improved logistics for the supply of merchandise, and the availability of consumer credit at its stores.

Banco Azteca’s gross credit portfolio grew 10% QoQ to Ps. 5.9 billion from Ps. 5.4 billion in 4Q03. The portfolio continues to be fully funded by customer deposits of Ps. 10.7 billion as of 1Q04, which increased 29% QoQ from Ps. 8.3 billion in 4Q03.

On April 21, Grupo Elektra redeemed, four years in advance, all of its outstanding 12% US$ 275 million Senior Notes due on 2008. The funds for this transaction were obtained from our successful Certificados Bursátiles placements during March 2004 and its cash position.

The early redemption of its Senior Notes completely eliminated US dollars-denominated liabilities, foreign exchange risk and interest expenses in US dollars, resulting in estimated savings of US$ 40 million over the next four years.

Financial Highlights:

Mexico City, April 28, 2004 — Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today its financial results for the first quarter of 2004.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Javier Sarro, CEO of Grupo Elektra commented: “This quarter, we are pleased to announce that the Company took one of the most important steps in Grupo Elektra’s history. On one hand, we redeemed, four years in advance, our 12% US$275 million Senior Notes. On the other hand, we made history by issuing the first securitization in Mexico based on commissions from Dinero Express, our successful intra-Mexico electronic money transfer business. Through these transactions, the Company eliminated all its liabilities with cost denominated in US dollars.”

“Results in our core operations showed an excellent quarter. In the remainder of the year, we will continue with our efforts to increase sales through our competitive pricing strategy and promotions, as well as our expansion program planned for 2004, through which we expect to increase our presence in Mexico,” added Mr. Sarro.

Carlos Septién, CEO of Banco Azteca said: “Banco Azteca continues serving our people and Mexico with a simple strategy: offering high quality financial products and services to a market previously not served. This can be evidenced by the outstanding growth trend experienced by our deposits. Our plan for the year will continue focusing on the implementation of new products, on our own expansion and on the development of our unparalleled credit experience among other retailers”.

“On April 21, 2004, we successfully redeemed our 12% US$275 million Senior Notes, and Grupo Elektra broke the mismatch of paying interests in US$ dollars and earning revenues in Pesos,” said Rodrigo Pliego, Chief Financial Officer of Grupo Elektra. “At the end of 2003, the Company had liabilities with a face value of approximately the equivalent of US$ 330 million; however, after the financial transactions and with the help of our cash position, our liabilities with cost as of April 21, represented the equivalent of US$272 million, an important decrease in only three months. As a result, all of our liabilities with cost are currently denominated in Mexican Pesos.”

Redemption of Senior Notes:

On April 21, 2004, Grupo Elektra deposited US$293.3 million in The Bank of New York to fully amortize, four years in advance, the Company’s 12% US$275 million Senior Notes due in 2008. Since that date, Grupo Elektra eliminated its liabilities denominated in US dollars and will only carry peso-denominated debt on its balance sheet. The redemption of the Senior Notes was a major miles- tone, reached through the financial strategy that Grupo Elektra implemented since last year. The objectives of the financial strategy aimed to improve the terms of its expensive debt and to refinance its debt issued in US dollars with debt in local currency. The full payment covered the call price on the principal, plus the accrued interest since the last coupon payment, to its redemption date.

Key factors that allowed Grupo Elektra to refinance its liabilities were its two successful placements of unsecured long-term and short-term Certificados Bursátiles for Ps. 2,600 million (equivalent to US$218 million) and Ps. 400 million (equivalent to US$36 million), respectively. Through the redemption of the 12% US$275 million Senior Notes, the Company estimates savings for the next four years of approximately US$40 million, completely eliminating foreign exchange risk and interest expenses in US dollars, which will ultimately be reflected on the net income line.

After a thorough review process and analysis with our external auditors and in response to the feedback received from market participants, since the fourth quarter of 2003, we are presenting the results of Banco Azteca and Afore Azteca under the consolidation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from prior periods which did not use the consolidation method, we have reformulated those periods under the same accounting method, in accordance to the concepts

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

established in Bulletins A-7 and B-8 of the Generally Accepted Accounting Principles (Principios de Contabilidad Generalmente Aceptados) regarding the comparability and consolidation of figures in financial statements.

1Q04 Financial Highlights:

Consolidated Revenues

Total consolidated revenues increased 13.9% YoY from Ps. 4.7 billion in 1Q03 to Ps. 5.4 billion in 1Q04, the highest level ever reached in a first quarter. This outstanding result is explained by the strong performance in merchandise sales (10.1% YoY growth), and an increase of four times YoY in revenues from Banco Azteca. Growth in merchandise sales was a consequence of the positive performance across all our store formats, as revenue from Elektra, Salinas y Rocha, and Bodega de Remates increased YoY by 10.7%, 1.2% and 8.9%, respectively. Additionally, we continue registering solid results due to our pricing strategies “Nobody Undersells Elektra” (Nadie Vende Más Barato que Elektra), “Ps. 100 or Less Weekly” (Ps. 100 Semanales o Menos), and a seas- onal campaign. The increase in merchandise revenues is also attributable to the improvement in product supply, as we built four new distributions centers in 2003, our compensation plan for employees and better-trained personnel at our stores. Likewise, the increase in Banco Azteca’s income is largely due to its promotional campaigns, better customer service, and more professionally trained personnel, altogether making consumer credit more efficient.

Gross Profit

Total Gross profit experienced a strong 15.7% YoY increase, from Ps. 2.0 billion to Ps. 2.3 billion in 1Q04, as gross margin increased 70 basis points YoY from 42.2% to 42.9% in 1Q04. Gross margin from our merchandise sales increased 170 basis points YoY from 26.9% to 28.6% in 1Q04. This positive trend reflects the larger volumes in sales and further operational efficiency improvements that offset previous declines resulting from our competitive pricing strategy: to offer the most competitive prices in every specific area where our stores are located.

EBITDA and Operating Profit

Consolidated EBITDA reached a record amount for a first quarter, Ps. 826.5 million or a 9.5% YoY increase from Ps. 754.8 million in 1Q03. The growth in revenues, coupled with a higher consolidated gross margin, partially offset the 18.8% YoY increase in operating expenses. The increase in administrative and selling expenses is largely due to new employees hired and trained for Banco Azteca, Afore Azteca and Seguros Azteca, including collection personnel, credit executives, cashiers, new employees that have a direct interaction with clients and who are also used for our door-to-door selling and credit line pre-approval efforts, and lastly, new hirings and expenses at our four new distributions centers.

Operating profit increased by 28.5% YoY as depreciation and amortization expenses decreased 17.6% YoY. This decrease is largely due to the start-up expenses related to Banco Azteca, which were amortized during 2003, thus making the consolidated base higher when compared to the figure reported in 1Q04.

Comprehensive Cost of Financing

Comprehensive cost of financing for 1Q04 was Ps. 85.9 million, 77.3% lower compared to the Ps. 378.0 million in 1Q03. The difference in the cost of financing is explained by:

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

At the retail level:

-	A Ps. 104.6 million decrease in net interest expenses, largely due to the reduction in liabilities with cost, in line with our financial strategy.

-	A change in FX gains of Ps. 198.7 million from 1Q03 to 1Q04.

-	A change in monetary gains of Ps. 11.3 million from 1Q03 to 1Q04.

Net Profit

The above mentioned decrease in the comprehensive cost of financing, coupled with our solid operating performance and the positive result of our investment in CASA (Ps. 302.0 million), led to a net profit of Ps. 411.3 million, well above the net loss reported in 1Q03 of Ps. 67.8 million.

Retail Division

During 1Q04, we continued benefiting from our enhanced merchandising strategies “Nobody Undersells Elektra”, “Ps. 100 or Less Weekly”, a new seasonal strategy and our improved merchandise supply logistics at all our stores based on our 10 distribution centers in Mexico and three in Latin America. Sales volumes were positively impacted as evidenced by the YoY revenue increases in all our store formats (10.7%, 1.2% and 8.9% for Elektra, Bodega de Remates and Salinas y Rocha, respectively).

We also benefited from a significant improvement in our Latin American operations (Guatemala, Honduras and Peru) where we also implemented our successful merchandising strategies, our compensation based on contribution policies for paying our employees at the stores, and our strict cost controls. As a consequence of these factors, during 1Q04, revenues and gross profits in this geographical division registered YoY increases of 37.6% and 76.3%, respectively.

Some of the main highlights in the Retail Division include:

Dinero Express. Continuing with the success of this important business line, during 1Q04, revenues from our intra-Mexico electronic money transfer service increased 31.7% to Ps. 81.7 million from Ps. 62.1 million in 1Q03. Revenue was boosted by a 37.0% growth in the number of transfers from 585,000 in 1Q03 to 804,000 in 1Q04. This represents a 32.4% increase in the amount transferred, from Ps. 877.0 million in 1Q03 to Ps. 1,161 million in 1Q04, and a 33.9% expansion in the number of transactions.

Western Union. We continue to experience a positive momentum in our electronic money transfer business from the United States to Mexico thanks to our successful advertising and promotional campaigns. This was reflected in the 12.1% YoY increase in revenues to Ps. 102.4 million from Ps. 91.4 million in 1Q03. During the quarter, we transferred the equivalent of Ps. 3.1 billion through 1.2 million transactions, representing YoY increases of 36.2% and 30.0%, respectively.

Telephones (Wireless Products and Services). We continue to see growth potential in this business line, especially among our target market. However, we feel that we have not been able to fully exploit this line, mainly as a result of our previous product sele- ction and inside-store strategies. Nevertheless, revenue continued to grow during the quarter, benefiting from a broader selection of wireless products and services, as since 3Q03 we introduced Iusacell wireless products and services through our stores making us the largest distributor in Mexico, and the only one to offer the four main brands of wireless products and services in Mexico. As a consequence, revenues increased 22.8% to Ps. 302.3 million in 1Q04 from Ps. 246.1 million in 1Q03 and the decrease in the gross profit is explained by an adjustment in our pricing strategy following conditions set by our competition.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Banco Azteca

Banco Azteca continues to be a successful nation-wide bank in benefit of both Grupo Elektra and Mexico. By offering a variety of banking and financial products, over the last year, Banco Azteca has received an outstanding response from a market previously overlooked by other banks.

For 1Q04, Banco Azteca reported net income of Ps. 155.3 million, a significant improvement from the net loss of Ps. 41.7 in 1Q03, and already above the net income registered during the year 2003. This favorable outcome is mostly attributable to the growth in interest income. This outcome comes from the volume and portfolio mix of consumer financing granted at all Grupo Elektra’s stores in Mexico and in other retailers.

Credimax (Consumer Loans) and Credimax Efectivo (Personal Loans) Combined Credit Portfolio.

The two products account for 95.6% of our loan portfolio. Although we started granting commercial loans during the quarter, we will be very cautious always evaluating the risks associated.

During 1Q04, our efforts to continue installing Banco Azteca’s modules at other retailers showed positive results as we increased from 96 desks at the end of 4Q03 to 323 desks at the of 1Q04. This strategy has allowed us to broaden our base of clients.

At the end of 1Q04, we had a combined total of 3.062 million active accounts, representing a 6.4% increase from 2.877 million in 4Q03 and a 31.2% increase over the same period of last year. Consolidated gross consumer loans increased 2.0%, reaching Ps. 6.3 billion from Ps. 6.2 billion at the end of 4Q03. The average term of the combined credit portfolio at the end of the 1Q04, was 52 weeks, representing increases of one and two weeks when compared to 4Q03 and 1Q03, respectively. Personal loans represented 15.3% of the total consumer portfolio at the end of 1Q04, showing an increase of 290 basis points when compared to 12.4% at the end of 4Q03. The collection rate of Banco Azteca remains at the same excellent historic level that defines Grupo Elektra’s standard, 98% approximately.

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits).

In 1Q04, Banco Azteca increased its deposits, as the different options launched during 2003 filled our customers expectations to continue entrusting their money at our bank branches. Net deposits showed an outstanding growth of 28.9% QoQ, from Ps. 8.3 billion at the end of 4Q03 to Ps. 10.7 billion in 1Q04, and seven times the deposits of 1Q03. Over the quarter, the total number of accounts rose by approximately 660,000 to 4.1 million.

As of March 31, 2004, the capitalization index of Banco Azteca was 11.5%, compared to 11.3% as of December 31, 2003, and to 9.6% as of March 31, 2003. Recall that the law in Mexico sets 8% as the minimum capitalization index requirement.

The average funding mix of Banco Azteca had a 3.4% cost at the end of 1Q04, 20 basis points more than the rate reported in 4Q03, although 330 basis points below the cost reported in 1Q03. The increase in the cost of financing from quarter to quarter can be explained by the growth in deposits in Inversion Azteca, above the growth in deposits in Guardadito.

Afore Azteca

Starting on 4Q03, Afore Azteca’s financial results were consolidated with Grupo Elektra’s financial statements, and for a second consecutive time, our pension management company registered a positive net income of Ps. 10.4 million for 1Q04 from a net income of Ps. 3.1 million in the previous quarter. As of March 31, 2004, Siefore Azteca reached Ps. 1.0 billion in net assets under manage- ment, a 73.2% increase over the previous quarter. It also yielded a 10.88% return in the 1Q04, 227 basis points above the average rate of the industry of 8.61%. The number of affiliates reached 26,000 and the number of assignees was 478,000, both as of March 31, 2004.

Consolidated Balance Sheet

To continue maintaining clarity in our consolidated balance sheet and to separate between what once was restricted and unrestricted to former bondholders of Grupo Elektra, following we discuss certain items included on a separated basis.

Total cash and cash equivalents rose to Ps. 12.0 billion in 1Q04 from Ps. 4.1 in 1Q03, comprised of Ps. 6.5 billion from the retail division and Ps. 5.6 billion from Banco Azteca. The retail division cash and equivalents registered a growth of almost three times when compared to 1Q03. This result is attributable to the funds obtained from the peso-denominated placements during March 2004, later used to redeem, four years early, our 12% US$275 million Senior Notes on April 21, 2004. Cash and equivalents from Banco Azteca increased over three times by Ps. 3.2 billion over the same period a year ago. On a proforma basis, after April 21, the retail division cash and equivalents after the payment of the Senior Notes decreased to Ps. 2.6 billion which is still 10.8% higher compared to its cash and equivalents registered in 1Q03.

Banco Azteca’s gross credit increased 9.7% QoQ to Ps. 5.9 billion in 1Q04 from Ps. 5.4 billion at the end of 4Q03. The 73.8% YoY decrease in the retail division’s customer accounts receivables from Ps. 1.1 billion to Ps. 296.1 million has been compensated by the expansion of Banco Azteca’s credit portfolio. Please recall that the transfer of our credit operations in Mexico to Banco Azteca explains this trend. Also recall that we continue to maintain our credit operations of Latin America under the retail division.

At the end of 1Q04, total debt with cost in the retail division was Ps. 6.8 billion, 72.1% higher when compared to Ps. 3.9 billion at the end of 4Q03. This growth is only attributable to both issuances of unsecured debt of Certificados Bursátiles placed on March 2004. Those funds were used to redeem, four years in advance, our 12% US$275 million Senior Notes on April 21, 2004, as part of our financial strategy outlined at the beginning of the year. Our strategy focused on refinancing and prepaying expensive, long-term debt for local currency, short-term debt. As a result of these changes, net debt for the retail division at the end of 1Q04 was Ps. 307.1 million. On a proforma basis, after April 21, total debt with cost of the retail division decreased to Ps. 3.0 billion pesos and has decreased 23.7% compared to total debt with cost reported in 1Q03.

Total net deposits for Banco Azteca continued showing an outstanding success by increasing 28.9% QoQ to Ps. 10.7 billion at the end of 1Q04, from Ps. 8.3 billion at the end of 4Q03. Year-over-year, deposits increased over two times from Ps. 4.4 billion in 1Q03.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

-Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

-We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

-EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

-We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discon- tinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes. -We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENT

ANNEX 2

NOTE 1 — COMPANY OPERATIONS:

The main activity of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”) and its subsidiaries (the Company) is the sale of consumer electronics, major appliances, household furniture, telephones and computers, through a chain of 813 stores in Mexico and 66 in Guatemala, Peru and Honduras. The Company operates three store formats: Elektra, Salinas y Rocha and Bodega de Remates.

Additionally, the Company offers a series of financial products and services, the most important of which are granting of personal and consumer loans, receiving deposits and savings and investment accountants, as well as money transfer services from the United States to Mexico and within Mexico.

On July 18, 2003, Grupo Elektra acquired in US$2.8 million (Ps32,017) all the outstanding shares of CIGNA Seguros, S. A., which was renamed Seguros Azteca, S. A. de C. V. (Seguros Azteca), and will offer life, accident and health insurance to the Company’s customers. The purchase did not include any insurance portfolio or any liabilities. Grupo Elektra received the approval from the Ministry of Finance and Public Credit (MFPC) to operate Seguros Azteca in October 2003 and, at December 31, 2003 it had not started operations.

In March 2003, Grupo Elektra received from the Retirement Savings System National Commission the approval to operate a Retirement Fund Manager named Afore Azteca, S. A. de C. V. (Afore Azteca), which began operations in July 2003. At December 31, 2003 the assets and liabilities of Afore Azteca were not significant.

Prior to BAZ had started operations, the subsidiary Elektrafin Comercial, S. A. de C. V. (Elektrafin) granted financing to the Company’s customers to acquire merchandise at the Elektra and Salinas y Rocha stores. In December 2003 Elektrafin was merged with and into Elektra.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of BAZ, included in the accompanying consolidated financial statements, have been prepared in accordance with the accounting rules and practices issued by the Commission which, in the case of BAZ, are the same as the Generally Accepted Accounting Principles in Mexico (Mexican GAAP).

Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The consolidated financial statements and the notes thereto have been prepared in conformity with Mexican GAAP and are expressed in constant pesos of purchasing power as of March 31, 2004, in accordance with the following policies:

Inventory and cost of sales are restated by the replacement cost method.

Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of stockholders’ equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENT

ANNEX 2

The gain on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders’ equity under the caption “loss from holding nonmonetary assets”.

The NCPI used to recognize the effects of inflation in the financial statements was 108.672 and 104.261 as of March 31, 2004 and 2003, respectively.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Marketable securities

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

The marketable securities of BAZ are represented by securities to negotiate, which are initially recorded at acquisition cost plus interest earned computed by the straight line method and recorded in the statement of income on the same basis.

Securities to negotiate are expressed at their net realizable value, taking into account their estimated market value, determined on the basis of price vectors processed and published by an expert authorized by the Commission.

The other marketable securities of Elektra and Grupo Elektra are represented by highly liquid debt and equity securities, bonds and government securities denominated in pesos and U.S. dollars.

d. Loan portfolio

The loan portfolio is represented by the amounts effectively granted to the customers plus interest earned on a straight-line basis not collected and less interest received in advance and the allowance for doubtful accounts.

Credits are considered past due for the unamortized balance, when no interest or installment payments have been received within the following terms:

-	Credits with one single payment of principal and interest at maturity, 30 days past due.

-	Credits with one single payment of principal and periodic interest payments, 90 or more days past due interest payment, or 30 or more days past due principal.

-	Credits with partial payments of principal and interest, 90 days or more past due.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENT

ANNEX 2

-	Revolving credits, after two consecutive monthly billing periods, or 60 or more days past due.

e. Allowance for doubtful accounts

BAZ applies the methodology issued by the Commission and the MFPC to determine the allowance for doubtful accounts for each type of credit. Such methodology mainly consist on separate the loan portfolio in accordance with the number of interest past due payments and, based on this, apply a percentage to determine the related allowance.

The Company has recorded additional reserves, based on Elektrafin’s historical experience, that represents the Company’s best estimate of losses derived from accounts receivable. The computation of these additional reserves was realized following the methodology utilized by Elektrafin before BAZ started operations, which consisted of increasing the allowance by an amount equal to five percent applied to the cash price of the merchandise sold, plus the mark-up less the down payment, if any.

f. Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value.

g. Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the opening of stores, and is restated as mentioned in Note 2a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company’s fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

h. Investments in shares

The investment in CASA is accounted for by the equity method. The equity in the results of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income.

Other investments in non-marketable equity securities in which the Company’s interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a.

i. Goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) are amortized over twenty years and are restated as mentioned in Note 2a.

j. Deposits

The liabilities of BAZ for this concept are comprised by deposits, which are represented by savings and investment accounts.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENT

ANNEX 2

These liabilities are recorded at cost plus interest earned at the end of each month, which are recorded in the results of the year on a straight-line basis.

k. Income tax and employees’ statutory profit sharing

The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

Deferred employees’ statutory profit sharing is determined considering the non recurring temporary differences between the income before taxes and the income determined under de income tax law.

l. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company’s subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees’ years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement.

Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and intangible assets, including goodwill on the basis if the future cash flows of its two cash generating units (commercial and credit). If the book value of the assets is higher than the discounted value, an impairment is recognized. This procedure is in accordance with Statement C-15 “Impairment of Long-lived Assets and their Disposal”, issued by the Mexican Institute of Public Accountants in March 2003. At March 31, 2004, no event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

n. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

The assets and liabilities (monetary and nonmonetary), as well as the income and expenses, of the subsidiaries in Guatemala, Honduras and Peru are restated by applying inflation factors of the respective country and subsequently are translated at the exchange rate in effect on the balance sheet date.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENT

ANNEX 2

o. Earnings per share

Earnings per share is computed, by dividing the consolidated net income by the weighted average number of shares. The effect of stock options granted to the Company’s employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

p. Derivative financial instruments

The transactions with derivative financial instruments are recognized on the balance sheet as assets or liabilities at its fair value at end of the each year.

Any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with the Company’s own shares. Interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in the results of the year in which they accrue.

The valuation of interest rate future transactions at the end of the year entered by BAZ are shown in the balance sheet net of primary position whose risk are being covered.

q. Comprehensive income

Comprehensive income includes the net income of the year plus any items which, according to other statements, are required to be recorded directly in stockholders’ equity, and are not capital contributions, reductions or disbursements.

r. Revenue recognition

The Company recognizes revenue on the accrual basis when goods are delivered to customers.

Interest and installment sales mark-up are credited to income on the straight-line basis over the life of the respective installment contracts, however the interest recognition are stopped in the case of credits past due. For the interest earned on a straight-line basis not collected of the credits past due are created an allowance for that amount. Revenues from penalty interest are recorded as collected.

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores plus a share of foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded as services are provided.

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

s. Presentation of revenues and costs

In order to allow for better matching of revenues with the costs needed to produce them, revenues include income resulting

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENT

ANNEX 2

from the sale of merchandise and accrued mark-up, stated interest and penalty interest, less the monetary loss on receivables.

Costs includes the cost of merchandise sold, the allowance for doubtful accounts and the cost of financing the installment sales program, less the monetary gain on financing of receivables.

(*) In January 1996, Elektra entered into a ten-year Exclusive Services Agreement with Western Union for the transfer of money from the United States to Mexico, under which Elektra will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of three consolidated subsidiaries of Grupo Elektra. Each year, the escrow sells a portion of the shares equivalent to US$14.2 million, which are paid annually to Elektra for the exclusive services.

t. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

u. Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current presentation.

v. Reconciliation between net income and EBITDA

	1T04	1T03	2004	2003
Reported net income	411.3	(67.8)	411.3	(67.8)

Add (substract) the following items:
Minority interest	(0.4)	0.9	(0.4)	0.9
Discontinued operations and extraordinary item
Equity in (income) loss of affiliated companies	(0.3)	63.5	(0.3)	63.5
Tax provision	84.8	77.8	84.8	77.8
Comprehensive financing cost	86.0	378.0	86.0	378.0
Depreciation and amortization	240.0	291.2	240.0	291.2
Monetary loss recorded on revenues	—	29.6	—	29.6
Monetary gain recorded on cost	5.2	(18.2)	5.2	(18.2)

	415.3	822.7	415.3	822.7

EBITDA	826.5	754.8	826.5	754.8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

				TOTAL AMOUNT
NAME OF THE	MAIN	NUMBER	% OF	Acquisition	Current
COMPANY	ACTIVITIES	OF SHARES	OWNWERSHIP	Cost	Value
ASSOCIATED COMPANIES
1 COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.84	260,538	622,612
2 TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	65,999
3 PROTEINAS POPULARES, S.A. DE C.V.	FOOD PRODUCTS	27,264,000	49.00	7,406	56,239
4 GRUPO EMPRESARIAL ELEKTRA, S.A. DE C.V.	HOLDING COMPANY	499	0.01	50	45,415
5 GRUPO COTSA, S.A. DE C.V.	HOLDING COMPANY	1,923,129	0.63	4,162	7,050
6 EMPRESAS TURISTICAS INTEGRADAS, S.A. DE C.V.	COMMERCIAL SERVICES	60,843,896	100.00	60,844	62,712
7 SOLUCIONES EMPRESARIALES DE NEGOCIOS, S.A. DE C.V.	COMMISION AND MERCANTIL SERVICES	49,800	99.60	99,138	99,717
8 OTHER COMPANIES		698	—	18,121	65,690

TOTAL INVESTMENT IN ASSOCIATED COMPANIES				457,782	1,025,434

OTHER PERMANENT INVESTMENTS					—

TOTAL					1,025,434

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
UNSECURED DEBT
BANCO DE MEXICO, S.A.	10/31/2004	12.71		1,061
DERIVATIVES			4,344

TOTAL			4,344	1,061	—	—	—	—	—	-

STOCK MARKET DEBT
PUBLIC INVESTORS	4/21/2004	12.00			3,071,750
STOCK MARKET CERTIFICATES	4/15/2004	8.20	400,000
STOCK MARKET CERTIFICATES	4/29/2004	8.75	600,000
NACIONAL FINANCIERA, S.N.C.	3/19/2012	8.79		2,600,000
ACCRUED INTEREST			11,534

TOTAL			1,011,534	2,600,000	3,071,750	—	—	—	—	-

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
SUPPLIERS
FACTORING			911,458
MABE DE MEXICO, S. DE R.L. DE C.V.			333,501
LG ELECTRONICS MEXICO, S.A. DE C.V.			316,739
SAMSUNG ELECTRONICS, S.A. DE C.V.			293,105
PANASONIC DE MEXICO, S.A. DE C.V.			261,320
VITROMATIC COMERCIAL, S.A. DE C.V.			248,251
SONY DE MEXICO, S.A. DE C.V.			226,539
OTHER			90,175		3,860
LATIN AMERICA					84,520
GILAT SATELLITE					21,113
GLENAYRE ELECTRONICS, INC.					20,244

TOTAL SUPPLIERS			2,681,088	—	129,737	—	—	—	—	—

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

     CREDITS BREAKDOWN
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
OTHER LIABILITIES
OTHER			10,930,028		123,220		10,878

OTHER CURRENT LIABILITIES AND OTHER CREDITS			10,930,028	—	123,220	—	10,878	—	—	—

			14,626,994	2,601,061	3,324,707	—	10,878	—	—	—

NOTES:

THE EXCHANGE RATES PER USD USED WERE:

MEXICAN PESOS	11.17
LEMPIRAS	18.01
QUETZALES	8.03
SOLES	3.47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES
					TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
FOREIGN MONETARY POSITION	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS
TOTAL ASSETS	238,846	2,667,914	30,210	337,451	3,005,365
TOTAL LIABILITIES	286,618	3,201,517	12,003	134,068	3,335,585
SHORT-TERM LIABILITIES	285,644	3,190,639	12,003	134,068	3,324,707
LONG-TERM LIABILITIES	974	10,878			10,878

NET BALANCE	(47,772)	(533,603)	18,207	203,383	(330,220)

NOTES:

THE EXCHANGE RATES PER USD USED WERE:

MEXICAN PESOS	11.17
LEMPIRAS	18.01
QUETZALES	8.03
SOLES	3.47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)
JANUARY	6,485,879	7,587,598	1,101,719	0.62	6,847
FEBRUARY	6,438,941	7,352,227	913,286	0.60	5,463
MARCH	7,136,492	8,315,247	1,178,755	0.34	3,994
RESTATEMENT			—		85
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					16,389

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

ANNEX 8

FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES

NOT APPLICABLE

CURRENT SITUATION OF FINANCIAL LIMITATIONS

NOT APPLICABLE

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%

NOT APPLICABLE

NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 800 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)

NOT APPLICABLE

NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
MARK-UP			—	1,180,466
VIDEO			455	886,633
AUDIO			173	422,920
WASHERS AND DRYERS			141	373,112
REFRIGERATORS			100	316,905
TELEPHONES			350	295,718
STOVES AND GRILLS			156	262,730
MATTRESSES			156	176,836
LIVING ROOM FURNITURE			37	157,737
COMPUTERS			44	148,794
DINING ROOM FURNITURE			72	142,366
OTHER			—	128,851
BYCICLES			103	102,335
BEDS AND BUNK BEDS			80	99,294
MONEY TRANSFERS			—	81,726
SMALL APPLIANCES			227	56,611
AIR CONDITONERS			51	47,482
EXTENDED WARRANTIES			—	38,637
SEWING MACHINES			23	31,119
ENTERTAINMENT GAMES			14	20,078
PHOTO DEVELOPING			212	13,366
BEDROOM FURNITURE			2	8,861
TABLES			8	7,633
DINING SETS			3	7,192
KITCHENS			—	2,717
BOOKCASES			1	2,300
TYPEWRITING MACHINES			1	670
BOX SPRING			1	656
CHAIRS			1	616
BIPERS			1	379
VACUUM CLEANERS			1	116
KITCHEN BELLS			—	112
CUPBOARDS			—	31
WARDROBES			—	5

TOTAL				5,015,004

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
OTHER SALES				279,176	LATIN AMERICA
MONEY TRANSFERS				102,421	UNITED STATES
PENALTY INTEREST				5,743	LATIN AMERICA
EXTENDED WARRANTIES				1,300	LATIN AMERICA

TOTAL				388,640

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

ANALYSIS OF CAPITAL STOCK

FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
	FACE	CURRENT	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ONLY	2.30500	—	238,142,720		78,222,947	159,919,773	548,871

TOTAL			238,142,720	—	78,222,947	159,919,773	548,871	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :

     238,142,720

SHARES PROPORTION BY:

CPOSs: UNITS: ADRs: GDRs: ADSs: GDSs:

REPURCHASED OWN SHARES

	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	6,977,740	44.82000	73.90000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

PROJECTS INFORMATION

ANNEX 13

     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14

     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 1 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

MEXICO CITY AT APRIL 28, 2004